Global Seed Corporation

3905 Vanke ITC Center

Changan, Dongguan, China 523845

October 8, 2020

VIA EDGAR

Mr. Thomas Jones

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Seed Corporation
Request to Withdraw Registration Statement on Form S-1
File No. 333-235697
CIK No. 0001524829

Ladies and Gentlemen:

Global Seed Corporation (the "Company"), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended ("Securities Act") that the Company's Registration Statement on Form S-1 (File No. 333-235697), initially filed with the Securities and Exchange Commission ("SEC") on December 23, 2019, together with all exhibits thereto ("Registration Statement"), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement as the selling shareholders referenced in the Registration Statement do not intend to offer the securities pursuant to the Registration Statement at this time. The Registration Statement has not been declared effective and no securities of the Company were sold by the selling shareholders pursuant to the Registration Statement. Based on the foregoing, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

It is the Company’s understanding that this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this request will not be granted.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please contact Elizabeth F. Chen, Esq. at Pryor Cashman LLP at 212-326-0199.

Very truly yours,

/s/ Chan Hiu
Chan Hiu
Chief Financial Officer

cc:	Elizabeth F. Chen, Esq.
Pryor Cashman LLP